

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 6, 2007

<u>Via U.S. mail</u>

Kevan Casey, Chief Executive Officer
UNICORP, INC.
5075 Westheimer Road, Suite 975
Houston, TX   77056

> **Re: UNICORP, INC.**
> **Registration Statement on Form SB-2**
> **Filed June 18, 2007**
> **File No. 333-143846**

Dear Mr. Casey:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your 10K-SB/A filed April 5, 2007 reflecting a restatement of your financial statements. Please provide us with your analysis of the basis for not filing an Item 4.02 (Non-reliance on previously issued financial statements or a related audit report or completed interim review) of Form 8-K. <u>See</u> <u>http://www.sec.gov/divisions/corpfin/form8kfaq.htm</u> for more information.

Registration Statement on Form SB-2

General

2.   We note the disclosure in your 10K-SB/A filed April 5, 2007 stating that your
      auditors identified a material weakness in the Company's internal controls and that
      the Company's disclosure controls and procedures are not effective. Please
      include a risk factor and a discussion of this matter in your registration statement
      to provide a more detailed explanation of the ineffectiveness of your disclosure
      controls and procedures. For example:

      •   Disclose the precise date at which your certifying officers reviewed your
          disclosure controls and procedures and identified them as needing
          improvement.

      •   Clearly describe the problems the officers identified as a result of their review.

      •   Identify the date when each problem arose and the person who identified the
          problem.

      •   Further describe the steps you took and are taking to remediate the situation.
          Ensure that this discussion specifies in sufficient detail the nature of any
          changes. Also, explain how the changes were intended to resolve the identified
          problems.

      •   Disclose that the material weakness continued to exist as of the end of the
          period ended March 31, 2007.

      We may issue further comments after reviewing your response.

3.   Please explain how you calculated and why you are registering only 10,555,685
      shares, particularly since your registration rights agreement with Cornell Capital
      requires that you file a registration statement covering all "Registrable Securities."
      The registration rights agreement defines "Registrable Securities" as all of (i) the
      Conversion Shares issuable upon conversion of the Convertible Debentures, (ii)
      the Warrant Shares issued or issuable upon exercise of the Warrants, (iii) any
      additional shares issuable in connection with any anti-dilution provisions in the
      Warrants or the Convertible Debentures (without giving effect to any limitations
      on exercise set forth in the Warrants or Convertible Debentures) and (iv) any
      shares of Common Stock issued or issuable with respect to the Conversion Shares,
      the Convertible Debentures, the Warrant Shares, or the Warrants as a result of any
      stock split, dividend or other distribution, recapitalization or similar event or
      otherwise, without regard to any limitations on the conversion of the Convertible

Debentures or exercise of the Warrants. If you intend to file additional registration statement(s) to satisfy your obligations under the registration rights agreement, please disclose this fact in the prospectus, including the total number of shares that will need to be registered. In this regard, we note clause 3(c) of the registration rights agreement, which states that, "If during the Registration Period, the number of Registrable Securities at any time exceeds the number of shares of Common Stock then registered in a Registration Statement, then the Company shall file as soon as reasonably practicable but in any case prior to the applicable Filing Deadline, an additional Registration Statement covering the resale by the Buyers of not less than 300% of the number of such Registrable Securities."

4. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debenture).

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling stockholder, any affiliate of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the total net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to the selling stockholders and any of its affiliates in the first year following the sale of convertible debentures.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    •   the total possible profit the selling stockholder could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

        •   the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

        •   the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated using the price per share established in the convertible debentures.

- the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholder or any affiliates of the selling stockholder, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholder or any affiliates of the selling stockholder that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment Three divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular

disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholder, affiliates of the company, or affiliates of the selling stockholder;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholder, affiliates of the company, or affiliates of the selling stockholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

10.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling stockholder, affiliates of the company, and affiliates of the selling stockholder;

- the number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements;

- the number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling stockholder – the selling stockholder has an existing short position in the company's common stock and, if the selling stockholder has an existing short position in the company's stock, the following additional information:

  - the date on which the selling stockholder entered into that short position; and

  - the relationship of the date on which the selling stockholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

12.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Plan of Distribution, page 39

13.   Please provide us with an analysis of the basis for your statement that, "Cornell Capital Partners, L.P. nor it affiliates has or has had within the past three years, any material relationship with us or any of our predecessors or affiliates." We note that Cornell Capital was an underwriter with respect to:

- Your registration statement on Form SB-2, file number 333-137213, that was declared effective October 23, 2006 and registered 10 million shares of common stock in connection with a Standby Equity Distribution Agreement dated February 3, 2006.

- Your registration statement on Form SB-2, file number 333-131679, that was declared effective February 14, 2006 and registered 5.9 million shares of common stock in connection with the Standby Equity Distribution Agreement dated February 3, 2006.

In addition, please revise this registration statement to reflect these prior offerings by Cornell Capital.

Exhibits

14.   Please provide a revised legal opinion that specifically references the number of shares of securities being registered, and references the correct file number.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Marc J. Ross, Esq.
(212) 930-9725